March 8, 2019

Philip Keller
Interim Chief Executive Officer and Chief Financial Officer
First Choice Healthcare Solutions, Inc.
709 S. Harbor City Blvd., Suite 530
Melbourne, FL 32901

       Re: First Choice Healthcare Solutions, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed April 2, 2018
           File No. 000-53012

Dear Mr. Keller:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Beverages, Apparel and
                                                              Mining